Stevens & Lee
Lawyers & Consultants
620 Freedom Business Center
Suite 200
P. O. Box 62330
King of Prussia, PA 19406
(610) 205-6000 Fax (610) 337-4374
www.stevenslee.com
April 29, 2009
VIA EDGAR
Mr. Michael Rosenthal
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010
Phone: (202) 551-3674
Fax:     (202) 772-9217

Re:	Penn Millers Holding Corporation Registration Statement on Form S-1 Filed January 26, 2009 File No. 333-156936
Dear Mr. Rosenthal:
     On behalf of Penn Millers Holding Corporation (the “Company”), we are writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated February 23, 2009, related to the above-referenced Registration Statement (the “Registration Statement”). In response to the comments in the Staff’s letter, the Company has amended the Registration Statement and the Company is filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”) together with this response letter.
     The structure of the offering has changed. The Company has elected to convert its mutual holding company, Penn Millers Mutual Holding Company (“PMMHC”) to stock form (the “Conversion”). In connection with the Conversion, a new holding company was formed under the name “Penn Millers Holding Corporation” and will hold all of PMMHC’s outstanding capital stock. Immediately following the Conversion, PMMHC’s current stock subsidiary, formerly known as Penn Millers Holding Corporation (“PMHC”) will merge with and into PMMHC, with PMMHC being the surviving entity. In connection with the Conversion and this offering, the Company now seeks to register 6,772,222 shares for sale in the offering.
Philadelphia • Reading • Valley Forge • Lehigh Valley • Harrisburg • Lancaster • Scranton
Williamsport • Wilkes-Barre • Princeton • Cherry Hill • New York • Wilmington
A PROFESSIONAL CORPORATION

Stevens & Lee
Lawyers & Consultants
U.S. Securities and Exchange Commission
Division of Corporate Finance
April 29, 2009

     We have reproduced below in italics the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and have provided the Company’s response immediately below each comment. Page references in the Company’s responses reference Amendment No. 1.
General
1.	Please update the financial statements as required by Rule 3-12 of Regulation S-X.
     Response: We have updated the financial statements to include the audited financial statements of PMMHC as of and for the year ended December 31, 2008. The Management’s Discussion and Analysis and the other information contained in the Registration Statement have also been updated.
2.	We note that this registration statement seeks to register 2,932,500 shares of common stock. Throughout the prospectus that you state that you plan to conduct a minimum-maximum offering, with a minimum of 1,950,750 shares, and a maximum of 2,639,250 shares, and an ‘adjusted maximum’ based on your company’s ESOP having the right to purchase shares in the offering in an amount equal to 10% of the shares sold in the offering. You refer to this adjusted maximum throughout the prospectus as the same 2,932,500 shares that you seek to register. However, assuming the pre-ESOP maximum of 2,639,250 shares is reached, then 10% of that amount would be 263,925 shares the ESOP is eligible to purchase, which, when combined with the 2,639,250 maximum, equals only 2,903,175 shares. Please reconcile the difference in the amounts. Additionally, tell us when and how you expect to register the additional shares.
     Response: Based on the new valuation of PMMHC performed by Curtis Financial reflecting the Company’s decision to offer all of its common stock instead of only up to 49.5%, it was determined that the maximum number of shares to be issued in the offering is now 6,772,222. Because the ESOP has the right under the Plan of Conversion to purchase such number of shares as will equal 10% of the total number of shares issued in the offering, the calculation to determine the adjusted maximum number of shares that could be issued in the offering and the number of shares that could be issued to the ESOP is as follows:
X = 10% (6,095,000 + X), where X is the number of shares that would be issued to the ESOP.

Stevens & Lee
Lawyers & Consultants
U.S. Securities and Exchange Commission
Division of Corporate Finance
April 29, 2009

The equation is then solved so that X = 609,500 + 10%X, or 90% X = 609,500.

Therefore, X = 677,222 shares, which is the maximum number of shares that can be issued to the ESOP, and the adjusted maximum number of shares that can be issued is 6,772,222, which is equal to the maximum of 6,095,000 shares plus the 677,222 shares to be issued to the ESOP. As proof, the 677,222 shares that can be issued to the ESOP is 10% of the 6,772,222 adjusted maximum number of shares that can be issued in the offering.
Accordingly, we believe that the correct number of shares are being registered under the Registration Statement.
3.	We note that you need the approval of the Pennsylvania Insurance Commissioner. Additionally, we note your statement on page 105 that you expect to receive this approval within the next sixty days. On page 10 you state that you expect to obtain this approval either before or immediately after the completion of this offering. Please provide the basis for your belief that you will receive this approval. Additionally, clarify how you can complete the offering without this approval and whether the funds will be returned from escrow if you do not receive the approval.
     Response: On April 22, 2009, the Board of Directors of Penn Millers Mutual Holding Company elected to fully convert from mutual to stock form under a plan of conversion from mutual to stock form (the “Conversion Plan”) and the plan of minority stock offering was terminated. This Conversion Plan, which incorporates the terms of this offering, requires the approval of the Pennsylvania Insurance Department. We have spoken with the Pennsylvania Insurance Department, and they have informed us that they have no objections to the conversion, and offering. We are in the process of obtaining such approval. On the basis of the Company’s conversations with the Pennsylvania Insurance Department, we believe that we will have this approval prior to going effective.
4.	We note that there are circumstances where you may extend your offering or revise your offering to reflect an updated valuation. Please note, if you make any of the following types of changes, such changes would constitute a new offering:
•	Extend the offering;

•	Change the offering price;

Stevens & Lee
Lawyers & Consultants
U.S. Securities and Exchange Commission
Division of Corporate Finance
April 29, 2009

•	Change the minimum purchase required of an individual investor;

•	Sell sufficient securities to affiliates or to the underwriter to meet the minimum;

•	Change the amount of proceeds necessary to break escrow;

•	Extend the date by which escrow must be broken if the minimum proceeds are not received; or

•	Change the application of proceeds.
In such instances, the new offering may be made by post-effective amendment. The post effective amendment would require a complete update of the information in the registration statement, including updated financial statements, where necessary. When such modifications are made to the offering terms, all proceeds must be returned to the investor upon the institution of the new offer. The only exception is if the modification is limited to an extension of the original date by which the minimum must be received and escrow broken beyond the latest extension contemplated in the original prospectus.
     Response: We concur with the Staff’s position that any change to the terms of the offering of the type listed above would require the Company to file a post-effective amendment to the Registration Statement and, if necessary, to update the financial statements and other information contained in the prospectus. In addition, the amended prospectus would need to be delivered to each of the persons who submitted a subscription or order for shares in the offering. Therefore, the prospectus states at pages 11 and 114 that in such event each person who submitted an order or subscription for shares would be given the opportunity to modify, cancel or confirm his or her subscription and that the funds will be returned to any person who fails to confirm or modify his or her order. That is the procedure that was used in the conversion offerings of Eastern Insurance Holdings, Inc. (333-128913) and Mercer Insurance Group, Inc. (333-104897).
5.	Please provide information on dilution as required under Item 506 of Regulation S-K or tell us where you have provided this information.
     Response: We do not believe that any information on dilution is required under Item 506 of Regulation S-K with respect to the Company and this offering. The Company has not issued any common equity during the last five years. In addition, there is no disparity between the public offering price and the effective cash cost to officers, directors, promoters or affiliated persons of the Company of any common equity that they have the right to acquire No officer, director, promoter, or affiliated person has any right to acquire shares of the Company’s common stock at any price below $10.00 per share.

Stevens & Lee
Lawyers & Consultants
U.S. Securities and Exchange Commission
Division of Corporate Finance
April 29, 2009

Prospectus Cover Page
6.	Please limit your prospectus cover page to one page.
     Response: We will limit the prospectus cover page to one page.
7.	Please specifically state that Griffin Financial will be acting as an underwriter.
     Response: The disclosure on the cover page of the prospectus has been revised to state that Griffin Financial will act as an underwriter in the offering.
Prospectus Summary, page 2
8.	We note the discussion of your business strategies in the Summary. Please balance this disclosure with a discussion of the risks and obstacles you may encounter in implementing these strategies.
     Response: The disclosure on page 5 of the prospectus has been expanded to include risks that may present obstacles to the Company implementing or realizing its growth strategies.
Shares Outstanding Immediately After the Offering, page 9
9.	Please disclose how you will account for the shares issued to your mutual holding company.
     Response: Under the new offering structure, no shares of the Company’s stock will be held by PMMHC. After PMMHC converts from mutual to stock form, the Company will hold all of PMMHC’s stock, and therefore PMMHC, as converted, will become its wholly owned subsidiary.
Market for Common Stock, page 12
10.	Please delete the statement that you expect that your common stock will be quoted on the Nasdaq Capital Market. You may state that you have applied for listing but it is not appropriate to assume you will be listed. Similarly, revise the statements on pages 24

Stevens & Lee
Lawyers & Consultants
U.S. Securities and Exchange Commission
Division of Corporate Finance
April 29, 2009

and 33 that you are awaiting approval. Please also include a risk factor discussion addressing the possibility that you will not obtain listing on Nasdaq.
     Response: The statements on pages 12, and 33 were revised to show that the Company has applied for listing of its shares of common stock on Nasdaq. It should be noted that because the Company is now issuing more shares, we have applied for listing on the Nasdaq Global Market, rather than the Nasdaq Capital Market. A risk factor regarding the risk of not being approved for listing was added on page 27.
Risk Factors, page 13
11.	We note your disclosure that to maintain a listing on the Nasdaq Capital Market there must be at least three market makers for your common stock. Please include a risk factor disclosing this market maker requirement, and the possible consequences, including delisting, if you fail to maintain this requirement.
     Response: The disclosure and risk factor relating to obtaining and maintaining the necessary number of market makers and the possible consequences of failing to do so was added on page 27.
Catastrophic or other significant natural or man-made losses may negatively affect our financial and operating results, page 13
12.	You identify a sharp increase in losses in 2008 due to an “unusually high level of catastrophe losses.” Please provide more detail of the increase in such activities that resulted in the significant increase in losses.
     Response: The detail you requested relating to the higher than normal incidences of catastrophic events in the United States during 2008 was added on page 13.
A reduction in our A.M. Best rating could affect our ability to write new business or renew our existing business, page 13
13.	If you have recently experienced a reduction in your A.M. Best rating, please disclose this information and any know reasons for the reduction. Additionally, disclose how often the ratings are reviewed.

Stevens & Lee
Lawyers & Consultants
U.S. Securities and Exchange Commission
Division of Corporate Finance
April 29, 2009

     Response: The Company has not experienced a reduction in its A.M. Best rating since the Company began being rated in 1918. As disclosed on page 13 of the prospectus, A.M. Best reviews the Company’s ratings on an annual basis. As stated in the prospectus on pages 13, 45, and 82, the Company’s A.M. Best rating was updated on June 2, 2008. The Company is scheduled to meet with A.M. Best in May 2009, and A.M. Best has informed the Company that A.M. Best expects to issue an updated rating of the Company in August 2009.
The geographic distribution of business exposes us to significant natural disasters. . . , page 15
14.	Please quantify the portion of your business that is concentrated in the southeastern United States.
     Response: Approximately 35% of the Company’s business is concentrated in the southeastern United States. This disclosure has been added to page 15.
Our results of operations may be adversely affected by any loss of business from key producers, page 18
15.	If you have any producer that accounted for 10% or more of your direct premiums, please identify the producer.
     Response: One producer, Arthur J. Gallagher Risk Management Services accounts for approximately 12% of our direct premiums written in 2008. This disclosure has been added to page 18.
Our revenues may fluctuate with our investment results and changes in interest rates, page 19
     16. Please quantify your investment in mortgage backed securities, both as a dollar amount and as a percentage of your investments.
     Response: The Company’s mortgage backed securities represented approximately $25.3 million or approximately 21% of its investments at December 31, 2008. This disclosure was added on page 19 of the prospectus.
We could be adversely affected by the loss of our existing management or key employees, page 22

Stevens & Lee
Lawyers & Consultants
U.S. Securities and Exchange Commission
Division of Corporate Finance
April 29, 2009

17.	Please identify your key officers.
     Response: Our key officers include our President and Chief Executive Officer, our Chief Financial Officer, our Chief Underwriting Officer, our Senior Vice President of Claims, and our Controller. These officers are identified as our key officers on page 22 of the prospectus.
If Penn Millers Insurance Company is not sufficiently profitable, our ability to pay dividends will be limited, page 26
18.	Please provide a brief description of the Pennsylvania Insurance Department’s requirements that Penn Millers Insurance Company must meet before it can pay you dividends.
     Response: As stated on pages 26, 34 and 105 in the Prospectus, Penn Millers Insurance Company can pay dividends after notice to, but without the consent of, the Pennsylvania Insurance Department in an amount that does not exceed the greater of (i) 10% of the insurance company’s surplus as regards to policyholders, as reported on the most recent annual statement filed with the Pennsylvania Insurance Department, or (ii) its statutory net income for the period covered by the annual statement as reported on such statement. The disclosure on such pages states that the declaration and payment of any dividends in excess of that amount by Penn Millers Insurance Company must be approved in advance by the Pennsylvania Insurance Department.
Use of Proceeds, page 32
19.	Please quantify the amounts outstanding on your existing lines of credit and the amount of offering proceeds you expect to use for debt service. The amounts you expect to use for debt service should be disclosed assuming the minimum and maximum amount of proceeds.
     Response: Disclosure has been added on page 32 of the Prospectus stating the outstanding principal balance of the Company’s lines of credit at December 31, 2008, and that the Company anticipates using a portion of the proceeds from the offering to repay all outstanding borrowings under such lines of credit. The amount of indebtedness that will be repaid will not be affected by the number of shares sold in the offering.
Possible conversion of Penn Millers Mutual Holding Company to Stock Form, page 33

Stevens & Lee
Lawyers & Consultants
U.S. Securities and Exchange Commission
Division of Corporate Finance
April 29, 2009

20.	We note here and elsewhere in the prospectus that your parent company, Penn Millers Mutual Holding Company, could elect to conduct a “second-step conversion” from a mutual insurance form to a stock insurance form. Please explain the differences between the two forms such that an investor can understand them, and the implications of such a conversion to the company and to shareholders.
     Response: The disclosure on page 33 of the prospectus has been removed because Penn Millers Mutual Holding Company has elected to conduct a full conversion at this time. Therefore, a “second-step” conversion is no longer possible.
Unaudited Pro Forma Financial Information
Unaudited Pro Forma Condensed Balance Sheet, page 37
21.	Please remove pro forma shareholders’ equity per share since this measure is not contemplated in the preparation requirements of Article 11 of Regulation S-X or tell us your basis for this presentation.
     Response: Pro Forma shareholders’ equity per share has been removed from the Company’s Unaudited Pro Forma Condensed Balance Sheet.
Unaudited Pro Forma Condensed Statements of Operations, page 39
22.	Please disclose historical and pro forma basic and diluted per share data based on continuing operation for each period presented as required by Rule 11-02(b)(7) of Regulation S-X.
     Response: Historical and pro forma basic and diluted per share data has been added to the Unaudited Pro Forma Condensed Statement of Operations. Please note that prior to the offering the Company had no outstanding shares of capital stock and no historical per share data.
Notes to Unaudited Pro Forma Condensed Statements of Operations, page 40

Stevens & Lee
Lawyers & Consultants
U.S. Securities and Exchange Commission
Division of Corporate Finance
April 29, 2009

23.	You disclose in Note (4) that income from continuing operations per share of common stock is calculated by annualizing income for September 30, 2008 and 2007 from continuing operations. Please tell us your basis under GAAP for annualizing income for an interim period when calculating earning per share.
     Response: What previously was Note (4) to the Unaudited Pro Forma Condensed Statement of Operations has been deleted from the disclosure on page 40 of the prospectus.
Critical Accounting Policies, page 47
24.	It appears that accounting for employee benefit plans may be a critical accounting estimate. Consistent with Section V of FR-72, please include the following disclosures:
a.	Disclose your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result for its application over time.
     Response: On page 57, we have added a discussion regarding the critical accounting estimates inherent in accounting for the Company’s pension obligation. On this page, we list several actuarial assumptions that affect our accounting results related to our pension. All of these variables are analyzed annually by us and in consultation with our independent actuary. Of these variables, we noted on this page that our discount rate and expected long-term rate of return are our most critical assumptions and that these assumptions are reasonably likely to change in the future.
b.	Specifically address why your accounting estimates or assumptions bear the risk of change.
     Response: Our discount rate bears the risk of change because it is based upon prevailing rates for long-term, high-quality corporate bonds, which are subject to credit and market interest rate exposure. Our long-term rate of return is determined by considering published surveys of expected market returns, actual returns of various major indices, and our own historical investment returns. A disclosure highlighting these risk appears on page 57.

Stevens & Lee
Lawyers & Consultants
U.S. Securities and Exchange Commission
Division of Corporate Finance
April 29, 2009

c.	Analyze, to the extent material, such factors as how accurate the estimate or assumption has been in the past, how it has changed in the past, and whether it is reasonably likely to change in the future.
     Response: On page 57, we have disclosed that our discount rate and long-term rate of return are reasonably likely to change in the future. On the same page, we noted that our discount rate declined from 6.4% in 2007 to 6.16% in 2008, while our long-term rate of return did not change from 2007 to 2008.
d.	Analyze the estimate or assumption specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.
     Response: The sensitivity of our assumptions related to the return on plan assets and discount rate is shown through several examples on page 57 that show the effect a one half of one percent increase or decrease in these assumptions would have on our 2008 pension expense and financial position.
Loss and Loss Adjustment Expense Reserves, page 48
25.	We believe your disclosure regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. Please revise your discussion here to provide following information for each material line of business:
a.	The amount of IBNR and case reserves.
     Response: A table of the IBNR and case reserves for each material line of business has been added. This disclosure appears on page 51.
b.	The specific method used to determine your reserves. Your discussion should identify the unique development characteristics of each material line of business.
     Response: Several actuarial methods are used to determine our reserves, as disclosed on page 52. The unique development characteristics of each material line of business are disclosed on pages 52 to 53.

Stevens & Lee
Lawyers & Consultants
U.S. Securities and Exchange Commission
Division of Corporate Finance
April 29, 2009

c.	The range of actuarially determined estimate.
     Response: The total range of our actuarially determined estimate is -5% to +8%. This disclosure and information related to the ranges for certain material lines of business have been added to page 52.
d.	The amount of adjustment made to the actuarially determined estimate.
     Response: The amount of adjustment made to the actuarially determined estimate was an increase of $2 million. This disclosure has been added to page 52. On pages 52 to 53, the amount of adjustment made to the actuarially determined estimate for each major line of business is also disclosed.
e.	The key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses.
     Response: The disclosure of the key assumptions that impact our estimate of the reserve for loss and loss adjustment expenses appears on pages 49 and 50.
f.	Any changes and the reasons for the changes in key assumptions you made to estimate the reserve during the periods presented.
     Response: As discussed on pages 48 to 53, our reserves are subject to change as trends emerge based upon our specific loss experience. To the extent that changes in experience or other factors contribute to changes in the loss development factors used to determine the actuarial range of estimates, the reserve estimates for prior and current accident years will change. However, the analytical approach we took in order to determine what we believe to be the most appropriate reserve by line of business did not change during the periods presented.
g.	In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

Stevens & Lee
Lawyers & Consultants
U.S. Securities and Exchange Commission
Division of Corporate Finance
April 29, 2009

     Response: Information has been added to page 52 that presents the potential impact on equity and liquidity if our reserves were at the low end or at the high end of the actuarial range.
Investments, page 50
26.	Please revise your MD&A disclosure to discuss the extent to which, and how, the information is obtained from the pricing services and used in developing the fair value measurements in the consolidated financial statements including:
a.	The nature and amount of assets you valued using broker quotes or prices you obtained from pricing services;
     Response: The pricing service provided a fair value estimate for all of our investments at December 31, 2008. The pricing service did not use broker quotes in determining fair values of our investments. These disclosures have been added to page 54.
b.	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;
     Response: We obtain only one quote per instrument from the pricing service.
c.	Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;
     Response: We determine whether we will adjust prices received from the pricing service by employing various analytical procedures, as discussed in the disclosure added to page 54. For the periods presented, our analysis did not demonstrate a need to adjust any of the prices provided by the pricing service, and, therefore, no such adjustments were made.
d.	The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;
     Response: Our pricing service utilizes several observable market inputs listed on page 54. The pricing service also utilizes an Option Adjusted Spread model to develop prepayment and

Stevens & Lee
Lawyers & Consultants
U.S. Securities and Exchange Commission
Division of Corporate Finance
April 29, 2009

interest rate scenarios for its valuation judgments. All of our securities were priced using observable market inputs and, therefore, were classified as either Level 1 or Level 2 securities under the SFAS 157 Fair Value Hierarchy.
e.	Whether the broker quotes are binding or non-binding;
     Response: As disclosed on page 54, where securities are quoted in active markets, these quotes are utilized in determining the fair value. No broker quotes were utilized during the periods presented.
f.	The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy; and
     Response: As disclosed on page 54, we employ various analytical procedures to verify that the prices received reflect the fair value of our securities and to ensure that our securities are classified properly within the fair value hierarchy.
g.	How you determined that inactive market information is observable.
     Response: We have removed the phrase regarding observable inactive market information from page 54.
Results of Operations
Loss and Loss Adjustment Expenses, page 58
27.	It appears that you have significantly revised your loss reserve for prior year claims. Please provide the following disclosure to explain the reasons for your changes in estimate for each period presented:
a.	Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.

Stevens & Lee
Lawyers & Consultants
U.S. Securities and Exchange Commission
Division of Corporate Finance
April 29, 2009

     Response: Disclosure regarding the events and information that led to these revisions has been included on page 61.
b.	Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.
     Response: Certain trends in claims frequency and severity tend to emerge over extended periods of time. We have disclosed on page 61 that we make adjustments to our estimates as such trends emerge and at such time as there is reasonable evidence that an adjustment is warranted.
Subsequent Events, page 70
28.	It appears from your website that you have completed the sale of Eastern Insurance Group. Please revise this discussion to include the material terms of this transaction.
     Response: Disclosure relating to the material terms of the sale of substantially all of the assets of Eastern Insurance Group has been added on page 73 of the prospectus.
Effect of the Offering on Our Future Financial Position and Results of Operations, Page 70
29.	It appears that the second sentence of this section should be comparing pro forma shareholders’ equity upon completion of the offering with historical shareholders’ equity. Please revise your disclosure to clarify.
     Response: The second sentence of this section beginning on page 73 has been revised to compare the pro forma shareholders’ equity upon completion of the offering to historical shareholders’ equity.
Quantitative and Qualitative Information About Market Risk, page 73
30.	It appears that your variable rate debt is subject to interest rate risk. Please provide the disclosures required by Item 305 of Regulation S-K or state that interest rate risk for variable rate debt is not material.

Stevens & Lee
Lawyers & Consultants
U.S. Securities and Exchange Commission
Division of Corporate Finance
April 29, 2009

     Response: A sentence has been added at the end of this section on page 77 of the Prospectus that states that the interest rate risk for the variable rate debt of the Company that is not subject to an interest rate swap is not material.
Loss and LAE Reserves, page 89
31.	Provide a full discussion of the trends depicted in the loss development table as required by Industry Guide 6 including any significant reinsurance transactions or changes in reinsurance during the periods presented. Disclose the causes of significant redundancies and deficiencies disclosed in the table.
     Response: Additional disclosure has been added on page 95 of the prospectus that discusses the trends depicted in the loss development table, the effects of reinsurance and changes in reinsurance during the periods presented in the loss development table, and the causes of significant redundancies and deficiencies shown in the table.
Investments, page 93
32.	For those securities guaranteed by third party mono-line insurers please disclose the credit rating of the securities with and without the guarantee.
     Response: The table included on page 100 of the prospectus has been revised to show the credit ratings of the securities, both with and without the applicable guaranty, of the Company’s investment securities that are insured by monoline insurers.
The Offering, page 105
The Valuation, page 112
33.	Please state whether Curtis Financial’s fee, or any portion of the fee, is contingent on the completion of the offering.
     Response: A sentence has been added to this section on page 115 of the prospectus stating that Curtis Financial’s fee is not contingent on completion of the offering.

Stevens & Lee
Lawyers & Consultants
U.S. Securities and Exchange Commission
Division of Corporate Finance
April 29, 2009

34.	Please expand footnote (1) to the table on page 114 to clarify the definition of ROAA and ROAE and how the amounts are calculated.
     Response: Footnote (1) to this table on page 117 of the prospectus has been revised to clarify the definition of ROAA and ROAE and how the amounts are calculated.
Proposed Management Purchases, page 122
35.	We note your disclosure that these directors and officers intend to purchase the amounts listed in the table provided. Please add disclosure here to clarify that the directors and officers listed do not have agreements to purchase these amounts, are not obligated to purchase the number of shares listed here, and may choose to purchase different amounts than listed here, up to the 100,000 share maximum.
     Response: The disclosure on page 125 of the prospectus was revised to disclose that the directors and officers listed are not bound by any agreement or obligation to purchase such number of shares and that they may purchase more or less shares, not to exceed five percent (5%) of the total shares sold in the offering that may be purchased by any person and his or her associates and affiliates.
Management, page 129
Compensation Discussion and Analysis, page 137
36.	On page 138 you have stated that none of the named executive officers are expected to meet their targets in order to earn a bonus. For each named executive officer, identify all targets that are used to determine whether the executive will receive a bonus. If you are referring to the operating targets, then please revise to clarify and to the extent accurate, clarify that there were no individual targets or goals identified.
     Response: No individual targets or goals were identified for the executives to receive a bonus and only operating targets were used to determine eligibility to receive a bonus. Under the plan, an employee must satisfactorily perform his or her job duties, as determined in the board’s discretion. This disclosure has been added to page 141.

Stevens & Lee
Lawyers & Consultants
U.S. Securities and Exchange Commission
Division of Corporate Finance
April 29, 2009

Supplemental Executive Retirement Plan, page 146
37.	Please revise to clarify that the SERP plan is entirely funded by you without the need for the participant to contribute. Quantify the amount contributed for the year ended 2008.
     Response: The disclosure on page 149 of the prospectus has been revised to state that the SERP is solely funded by the Company and that the Company contributed $971,000 to the SERP for the year ended 2008.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
(2) Summary of Significant Accounting Policies
(g) Premium Revenue, page F-13
38.	You disclose that premiums are earned pro rata over the terms of the policies. Please clarify that the pro rata recognition of premiums is in proportion to the amount of insurance protection provided over the contract period. See paragraph 13 of SFAS 60.
     Response: This clarification has been made to the Premium Revenue significant accounting policy disclosure on page F-11 so as to describe that insurance premiums on property and casualty insurance contracts are recognized in proportion to the underlying risk insured and are earned ratably over the duration of the policies. The reserve for unearned premiums represents the portion of the premiums written relating to the unexpired terms of coverage.
(o) Goodwill, page F-15
39.	Please expand your disclosure to discuss the nature of the other circumstances that indicated that the fair value of the EIG reporting unit was below its carrying amount.
     Response: The disclosure in paragraph (o) on page F-13 has been revised to discuss the other circumstances that indicated that the fair value of Eastern Insurance Group was below its carrying amount.

Stevens & Lee
Lawyers & Consultants
U.S. Securities and Exchange Commission
Division of Corporate Finance
April 29, 2009

(q) Recent Accounting Pronouncements, page F-16
40.	Please tell us how your initial application of Staff Accounting Bulletin (SAB) No. 108 complies with Question 3 of the SAB.
     Response: In connection with the initial public offering, the Company was required to adopt SAB No. 108 which requires that the Company consider both the rollover and iron curtain methods (dual method) when quantifying misstatements in the financial statements. Prior to adopting SAB No. 108, the Company utilized the rollover method.
     In assessing how to implement the change in method from the rollover to dual approach, the Company considered the guidance in proposed FASB Staff Position (FSP) FAS 154-a, Considering the Effects of Prior-Year Misstatements When Quantifying Misstatements in Current-Year Financial Statements. The proposed FSP 154-a indicates that an entity may elect to recognize the cumulative effect of initially applying the dual approach as an adjustment to the opening balance of retained earnings.
     The Company’s auditors concurred with using this transition based on previous communications they indicated they had with SEC Staff, indicating the Staff would not object to a new registrant recording a cumulative effect adjustment provided the adjustment is recorded in audited financial statements included in the initial filing.
     After further consideration of the approach used for adoption of SAB No. 108, the Company has decided to restate the 2005 financial statements in accordance with the guidance in Question 3 on adopting SAB No. 108. The Company feels that this approach will more closely comply with SAB No. 108 and better meet the needs of the users of the financial statements. The disclosure on page F-15 was revised to reflect this change.
(12) Liability for Losses and Loss Adjustment Expenses, page F-38
41.	For each favorable or unfavorable development disclosed, please quantify the amount for each line of business and to the extent practicable separately quantify the factors contributing to the changes in estimate.
     Response: Footnote (12) to the Company’s audited financial statements at page F-38 has been expanded to quantify the amount of loss development for each line of business and the factors contributing to the changes in the estimate of liability for losses and loss adjustment expense.

Stevens & Lee
Lawyers & Consultants
U.S. Securities and Exchange Commission
Division of Corporate Finance
April 29, 2009

(18) Segment Information, page F-41
42.	Please revise your disclosure to provide revenue for each product or group of similar products as required by paragraph 37 of SFAS 131.
      Response: The Company does not, at this time, have revenue from separate and distinct products within each of its operating segments. The Company markets a packaged offering of coverages to similar types of customer accounts within each segment. The lines of business within each segment reflect the different coverages that are typically sold as a package to the Company’s customers, but such products are not specifically marketed on an individual basis. In 2009, the Company is introducing a new product within its Commercial Business segment that will be marketed to different types of accounts and, as a result, may require future disclosure as a separate product under SFAS 131. However, as of December 31, 2008, the Company considers each of its segments to have only one separate and distinct product each. The Company has revised its disclosure on page F-37, and in other sections of the Registration Statement, to clarify this information.
(20) Discontinued Operations, page F-43
43.	Please disclose the facts and circumstances leading to the (expected) disposal of EIG and PSTS and when you expect to sell EIG. Refer to paragraph 47 of SFAS 144.
     Response: Footnote (20) to the Company’s audited financial statements at page F-40 has been revised to disclose the facts and circumstances leading to the sales of EIG and PSTS.
     Schedules to the Financial Statements, page II-5
44.	We note that KPMG’s report on the financial statement schedules is included with their consent filed as Exhibit 23.1. Please have KPMG LLP place a separate report in front of the schedules or revise their report on page F-2 to indicate that the schedules are covered by their report.
     Response: The schedules have been moved to page F-45 and are covered by the report of KPMG LLP at page F-2.
Exhibits

Stevens & Lee
Lawyers & Consultants
U.S. Securities and Exchange Commission
Division of Corporate Finance
April 29, 2009

45.	We note that you plan to file several exhibits with a future amendment. Please file the exhibits as soon as possible, as we will need time to review them prior to granting effectiveness of the registration statement.
     Response: We have filed all of the required exhibits with Amendment No. 1, except exhibits 10.1 to 10.5, 10.8, 10.18, 99.3 to 99.7, which will be filed with a subsequent amendment to the Registration Statement.
* * * * *
          If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (717) 399-6632 or my or my colleague John Talbot at (610) 205-6029.
Very truly yours,
STEVENS & LEE
/s/ Wesley R. Kelso
Wesley R. Kelso